Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM ACHIEVES TIER-1 DESIGN WIN FOR
STATE-OF-THE-ART NEW TIME-
STAMPING/PACKET PROCESSING CARDS

- With Over $300K Initial POs In Hand, Management Projects Design Win
to Ramp Up to $1M/Year Over the Next 12 Months -

KFAR SAVA, Israel— October 18, 2016 , - Silicom Ltd. (NASDAQ: SILC) today announced that it has achieved an important Design Win with a Tier-1 Monitoring company for its groundbreaking Time Stamping and Packet Processing cards. The customer will use the cards initially to boost performance in the network monitoring infrastructure that it is deploying for one of the world’s most prestigious communications service providers (CSPs), an application that is projected to ramp up to approximately $1 million per year during the next 12 months. In addition, since this customer will now begin standardizing on Silicom next-generation cards for a variety of its systems and solutions, Management believes that this Design Win and relationship will generate additional wins and revenues over time.

Silicom’s Time Stamping and Packet Processing cards are high-performance FPGA-based interface cards that employ state-of-the-art Xilinx Ultrascale technology with QSFP28 cages, designed to enable a single card to deliver data at a variety of network speeds (ranging from 10G to 100G). Silicom’s highly advanced data capturing and packet processing IP, combined with a novel implementation of the Ultrascale technology, enables the cards to perform flawlessly in critical CSP and data center applications where zero-loss packet capturing is required, such as cyber security, lawful interception, service assurance, DPI and others.

“We are proud that this top-tier monitoring company has selected our cards as a key element of a sensitive application that it sells to world-leading CSPs, a clear confirmation of our leadership in the 100G network monitoring space,” commented Shaike Orbach, Silicom’s President and CEO. “With the many additional use-cases that our cards make possible, coupled with the close relationship that our customer has throughout the communications industry, we believe that additional important Design Wins and revenues are on the horizon, and that this customer will grow into a multi-million-dollar account for us.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/25/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com